Consent of Independent Registered Public Accounting Firm

The Board of Directors
Inland Real Estate Corporation:

We consent to the incorporated by reference in the registration statements (Nos. 333-128624 and 333-140535 and 333-158800) on Forms S-8 and S-3 of Inland Real Estate Corporation of our report dated February 27, 2009, except as to the effects of FSP APB 14-1 discussed in paragraph 28 of note 1 and note 8, the effects of SFAS 160 discussed in paragraph 30 of note 1, and the effects of discontinued operations discussed in note 15, which are as of July 1, 2009, with respect to the consolidated balance sheets of Inland Real Estate Corporation as of December 31, 2008 and 2007 and the related consolidated statements of operations and other comprehensive income, stockholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears herein.

Our report refers to a change in method of accounting for the conversion options in Inland Real Estate Corporation, Inc’s debt that may be settled in cash upon conversion for all periods presented in its consolidated financial statements due to the adoption of FASB Staff Position No. ABP 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement), a change in method of accounting for noncontrolling interests of Inland Real Estate Corporation, Inc. for all periods presented in its consolidated financial statements due to the adoption of FASB Statement of Financial Accounting Standards No. 160, Noncontrolling Interest in Consolidated Financial Statements, and the retrospective reclassification of operations for certain properties sold subsequent to December 31, 2008 to discontinued operations in accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

KPMG LLP

Chicago, Illinois
July 2, 2009